
WOODSIDE
AUSTRALIAN ENERGY

2 May 2003



Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to a presentation being given by Dr Agu Kantsler - Director, New Ventures to the JP Morgan Oil Industry Seminar, lodged with the Australian Stock Exchange on 2 May 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962

JP Morgan Oil Industry Seminar

Why GOM is Attractive to Woodside

Agu Kantsler - Director, New Ventures
Woodside Energy Ltd.

Friday, 2nd May 2003

Why Explore in the US?

1 Significant undiscovered resource base
- ï 12th largest oil reserves, 5th largest gas reserves
- ï Undiscovered potential 30bboe offshore, 500 Tcf gas onshore

2 Largest energy market in the world and growing
- ï Largest producer, consumer & net importer of energy
- ï Approximately 21 Tcf of gas consumption in 2001
- ï Gas price upside

3 More rapid life cycle from discovery to production due to extensive infrastructure network

4 Low country risk, with one of the most favourable fiscal regimes in the world
- ï Well developed regulatory framework

5 Ability to combine medium to long term growth aspirations (deepwater GOM) with near-term cashflow and production (GOM Shelf)

GoM Challenges

- General
  - Highly competitive business environment
  - Geological complexity (salt is a key factor)
  - Small block sizes (5km x 5km)
- Deepwater
  - Amplitude plays now very mature. Less mature plays either very deep, in ultra deep water or below salt.
  - Imaging problems below salt
  - Drilling costs high (US$20 - US$80M) for deep wells and subsalt wells
  - High development complexity - but costs continue to decline.
- Deep Shelf
  - High pressure drilling (US$10 - US$20M)
  - Lack of amplitude support
- Shallow Shelf
  - Very mature play, experienced competition

1. Resource Base

Global Deepwater Reserves


Equatorial Guinea
Australia
Philippines
Brazil
UK Atlantic Margin
Congo
Mauritania
Indonesia
Egypt
Angola
Norway
Nigeria
US GoM

Deepwater discovered reserves ~ 60bn boe

Source: Deutsche Bank, Aug 2002

Significant Undiscovered Potential


Long term positioning
Short term focus
290+ Tcf
Potential
Rocky Mountains
Monitor
GoM Coast / Shelf
Short - Mid term focus
Oil and Gas
180+ Tcf
Potential
30 Bboe Potential
Gulf of Mexico
Mid-long term focus
Oil and Gas
0
500
1000
kilometres

Source: EIA, 2000

Onshore Gas Resources


190
55
46
2
93
159
15
3
0
22
6
0 0
56
15
0
7
26
3
0
45
24
13
8
West Coast
Rocky Mountains
Midcontinent
Southwest
Gulf Coast
Northeast
Conventional
Unconventional:
Tight Sands
Coalbed
Gas Shales

Unproved Technically Recoverable Natural Gas Resources

(January 1, 2000, Tcf, Source: EIA)

US Domestic Gas Supply

1995-2001 Actual. 2002-2020 Forecast



Bcf / d
18
16
14
12
10
8
6
4
2
0
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
GOM
Gulf Coast
Rockies
Gulf of Mexico
Gulf Coast
MidContinent
Rockies
Permian
San Juan
Eastern US
West Coast
Alaska

Source: CERA
October 2002

Why the Deepwater Gulf of Mexico?

Significant Potential



Million Barrels of Oil Equivalent
40 000
30 000
20 000
10 000
0
Shallow-water
Cumulative Volumes
Deep Water
Cumulative Volumes
MMS
0
200
400
600
800
1000
Cumulative Number of Fields by Discovery Date

Increasing Production



Thousand Barrels of Oil a Day
1200
1000
800
600
400
200
0
Shallow Water
Deep Water
MMS
1947
1950
1955
1960
1965
1970
1975
1980
1985
1990
1995
2000

Abundant Activity



Number of Wells
100
80
60
40
20
0
MMS
Appraisal wells drilled
Exploration wells drilled
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998

Good Fiscal Terms*



Full Cycle IRR (%)
16
14
12
10
8
6
4
2
0
* Modelled range, exiting reserves base, largest reserve holders, US$18-20/bbl.
PFC
Companies

Average Commercial Success Rates, 1991-2000



Success Rate (%)
60
50
40
30
20
10
0
Angola (deep)
US GoM
UK
0
100
200
300
400
500
600
Number of wells drilled 1991-2000

Source: Deutsche Bank, Feb 2003

Deepwater Targets



Minibasin (amplitude) Targets
Turtle Province
Atwater Foldbelt
Base Salt Truncations
Western Foldbelts
Area where sub-salt truncation targets exist with other trap types

Target	No. of Wildcats	Economic Discoveries	Economic POS (%)	Avg. Field Size (MMboe)	Economic Reserves (MMboe)
Minibasin (amplitude)	229	70	31	70	4911
Atwater Foldbelt	24	7	29	226	1582
Western Foldbelts	7	2	29	595	1190
Turtle Province	13	4	31	570	2281
Base Salt Truncations/Misc.	22	7	32	134	940
Totals	*295*	*90*	*30*	*121*	*10904*
Totals 2000-2002	*128*	*37*	*29*	*121*	*4467*

Oil Commercial Success Rates



Average Discovery Size vs. Commercial Success Rate
(Oil Fields)
Commercial Success Rate 1991 - 2000 (%)
25%
20%
15%
10%
5%
0%
0
50
100
150
200
Average Discovery Size (mmbbls)
Algeria
USA (GoM - deep water)
Norway
Malaysia
China - offshore
UK - Shelf
Australia - offshore

- High success rates and high average discovery sizes in deepwater GOM and some more mature regions.
- Lower success rates and lower average discovery size in gas prone regions and mature areas such as UK and Australia.

Source: Wood Mackenzie, APPEA 2003

2. Market

Energy Supply Versus Demand

- Worldís largest energy market
  - Largest producer, consumer, and net importer of energy
  - Economy dependent upon reliable and affordable energy
- Attractive long term supply / demand prospects for producers
  - Continued strong growth in demand
  - Growing supply shortfall predicted
  - Very significant ìyet to be foundî oil and gas reserves



Tcf
35
30
25
20
15
10
5
Projected US
Natural Gas Consumption
Projected Shortfall
Natural Gas Production at 1999-2000 Growth Rates
2000
2005
2010
2015
2020

Source: US National Energy Policy, May 2001

3. Infrastructure

US Oil and Gas Pipeline Network

- Extensive infrastructure
  - ï Enables short development times and low capital investment
  - ï Supports efficient and profitable development of large and small volume resources
  - ï Provides further growth source through the drill-bit and ì bolt-onî opportunities



Gulf of Mexico Pipeline Network


N
0
50
100
150
200
Kilometres
Datum: WGS 1984
Legend
GOM Protraction Areas
Oil_Pipelines.lyr
Gas_Pipelines.lyr
Woodside Participant

4. Fiscal Regime

Where to invest? Balancing political and commercial risk



Full cycle return (IRR)
30
28
26
24
22
20
18
16
14
12
10
0.4
0.5
0.6
0.7
0.8
0.9
1.0
Chance of Success (risk)
Deep water GoM gas
Deep water GoM oil
Russia oil
Venezuela oil
Deep water average
Libya oil
Deep water Nigeria
Angola deep water
Average
Caspian oil
UK gas
OPEC oil
Colombia
Russia PSA
Piped gas
Oil sands
OPEC piped gas
LNG
Gas-to-liquids
Exploration
Development-led

Source: Deutsche Bank estimates and company information. Weighted average full cycle IRR at $20 real. Risk comprises commercial and political risk

Source: Deutsche Bank, Feb 2003

Industry EMVs 1991-2000



EMV US$ / boe
1.1
0.9
0.7
0.5
0.3
0.1
0.0
-0.1
-0.3
-0.5
-50
0
50
100
150
200
EMV US$M
Cameroon
Netherlands - onshore
USA (GoM deep water)
Malaysia - Thailand JDA
Trinidad & Tobago
Angola - deep water
UK shelf
Egypt - offshore
Nigeria - deep water
Bangladesh
Kazakhstan
Venezuela
Peru

EMV: Expected Monetary Value

Source: Deutsche Bank, Feb 2003

The Size of the Prize

- US GoM (deepwater) consistently heads the global EMV rankings*...
  - Ranked 1 commercial oil discoveries (53)
  - Ranked 12 commercial success rate (24%)
  - Ranked 4 average oil field NPV (US$680M - US$690M)
  - Ranked 5 average Government Take (44%)
  - Ranked 2 post-take EMV (existing investor) (US$130M)
  - Ranked 1 post-take EMV (new investor) (US$123M)


USA (GoM deep water)
Angola (deep water)
Malaysia - Thailand JDA
Kazakhstan
Nigeria (deep water)
Bangladesh
Eq Guinea
Denmark
Egypt (offshore)
Algeria
Bolivia
Norway
New Entrant (No production)
Established Producer (E&A expense offsets tax payable on production)
0
50
100
150
200
EMV@10% (US$M)

* Analysis based on indicative well costs & discoveries over 1991-2000 (10 yrs)

Source Wood Mackenzie

Liquids : Pre-Tax NPV vs. Government Take %



Oil Pre-Take NPV vs. Government Take %
Government Take (%)
100%
80%
60%
40%
20%
0%
0
200
400
600
800
1000
1200
Average Liquids Pre-Take NPV (US$M, NPV10)
Malaysia, Egpyt, Indonesia Offshore
Algeria
Norway
Australia - offshore
Thailand
China - offshore
USA (GoM deep water)
UK - shelf
Higher Govt Take
Lower Pre-Take Value

- Very lenient terms in GoM and UK
- Tougher fiscal terms in Malaysia, Egypt, Indonesia, Algeria - all PSCís
- Australian terms appear to be harsh compared to average pre-tax values

Source: Wood Mackenzie, APPEA 2003

Gas : Pre-Tax NPV vs. Government Take %



Gas Pre-Take NPV vs. Government Take %
Government Take (%)
100%
80%
60%
40%
20%
0%
0
200
400
600
800
1000
Average Gas Pre-Take NPV (US$M, NPV10)
Higher Govt Take
Lower Pre-Take Value
Malaysia
Algeria
Norway
Indonesia - offshore
Egypt - Offshore
Australia - offshore
Thailand
USA (GoM deep water)
UK - shelf
UK - Souther Gas Basin

- Harsher terms again in PSCís - more lenient in concessions including GOM
- Norway unusual - mature, concession with very high tax rate
- Australia skewed by Perseus

Source: Wood Mackenzie, APPEA 2003

Value Creation in Exploration - Country Comparison



Net Value Creation 1996-1H2002
(US$Bn NPV10)
Value Creation NPV (US$Bn NPV10)
12
10
8
6
4
2
0
-2
-4
Deepwater GoM
Egypt
Norway
Indonesia
China
Thailand
Malaysia
Algeria
Australia
UK

- Deepwater GOM leads Net Value Creation:
  - ï includes value of technical reserves
  - ï 25 companies
- Australia deteriorates due to:
  - ï exclusion of Perseus
  - ï low value placed on technical gas reserves

Source: Wood Mackenzie, APPEA 2003

Entry Cost and Value (NPV/boe)

US Gulf of Mexico acreage has the highest entry cost in the world but a very high NPV/boe



US$ / km²
50 000
40 000
30 000
20 000
10 000
0
US$ / boe
6.0
5.0
4.0
3.0
2.0
1.0
0
Cost of Acreage
NPV / boe
US GoM
Angola
Nigeria
Brazil
Egypt
Indonesia
Equatorial Guinea

Source: Deutsche Bank, Aug 2002

Cost of Value Creation

- At US$1.29/boe the average GoM direct finding cost* is high compared to other global deepwater provinces
  - ï Brazil = US$0.30/boe
  - ï Nigeria = US$0.29/boe
  - ï Angola = US$0.27/boe



Average Devpt Cost = US$6.77/boe
2002 Devpt. Cost = US$5.28/boe
Deepwater GoM Development cost (US$/boe)
18
16
14
12
10
8
6
4
2
0
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Development Consent Year

Average GoM F&D = US$8.06/boe
2002 GoM F&D = US$7.01/boe



Average Finding Cost = US$1.29/boe
2002 Finding Cost = US$1.73/boe
GoM Finding Costs (US$/bbl)
5
4
3
2
1
0
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002

*Includes lease acquisition and explo. drilling

- However, development costs are slowly reducing as a direct result ofÖ
  - ï rising expertise in deepwater (and increasingly ultra-deep) drilling
  - ï increased competitiveness in the service sector

Source: Wood Mackenzie, Prop 2003

5. Woodside Position and Ability to Grow

Woodside Growth Strategy



Annual Production [MMboe]
140
120
100
80
60
40
20
0
96
98
00
02
04
06
08
10
Actual
Projection
Reserves
replacement
& growth
Accelerate
Production
Optimise
Production
Smoothed Forecast Production
Trend Production

Woodside Gulf of Mexico Deep Water & Texas Shelf Areas of Focus


50% Woodside Equity - Texas Shelf
Woodside deepwater equity blocks
Woodside 3D seismic coverage
Woodside 2D seismic coverage
Houston
New Orleans
0 2550 100 150 200 km

Ownership of deepwater leases


2000 - 2001
Mississippi
Alabama
Louisiana
Florida
Texas
Leases with at least 50% major ownership
Leases with at least 50% nonmajor ownership


1994 - 1995
Mississippi
Alabama
Louisiana
Florida
Texas
Leases with at least 50% major ownership
Leases with at least 50% nonmajor ownership

Source: MMS

GOM Lease Activity

Central Lease Sales - Bids recieved by water depth



Number of bids
600
500
400
300
200
100
0
Less than 200m
200 - 399m
400 - 799m
800 - 1599m
Over 1600m
1995
1996
1997
1998
1999
2000
2001
2002

Deepwater Lease Expiries



Number of Leases
1200
1000
800
600
400
200
0
2002
2003
2004
2005
2006
2007

Source: MMS

GOM Activities



Woodside 3D Seismic
Shelf
Deepwater: Western PostSDM/PreSDM
Deepwater: Veritas
Deepwater: Other
Woodside Acreage
N
0
50
100
150
200
Kilometres
Datum: WGS 1984

- Deepwater
  - Mature opportunities in existing 3D areas
  - PSDM reprocessing of Veritas 3D dataset
  - Build land position via deals with major leaseholders
  - Neptune appraisal
- Shelf
  - Mature and drill Pioneer portfolio
  - Build significant position on Louisiana Shelf

References

- CERA 2002. New Realities, New Rights: North America Power and Gas Scenarios through 2020. Cambridge Energy Research Associates.
- Deutsche Bank, August 2002. Deep Water Oil and Gas. Taming the Monster. Deutsche Bank AG
- Deutsche Bank, February 2002. Oil and Gas Exploration. Catching a Crab? Deutsche Bank AG
- EIA December 2001. US Natural Gas markets: Mid-Term Prospects for Natural Gas Supply. Energy Information Administration, Washington
- MMS, 2002. Gulf of Mexico Website.
- PFC, 2002. Full Cycle Analyses for the Deepwater Gulf of Mexico. Petroleum Finance Company, Global Deepwater Service.
- US Government, May 2001. US National Energy Policy.
- Wood Mackenzie, March 2003. A few A$ moreÖ Australia in an international setting. APPEA.
- Wood Mackenzie, August 2003. Analysis of GOM Deepwater Competition. Wood Mackenzie Proprietary Report.